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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  October, 2000
                                          -------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DIRECTORS DEALINGS
                                ------------------

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AMVESCAP PLC
269755
IMMEDIATE RELEASE  26TH OCTOBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


      Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                            DEALINGS BY DIRECTORS

1)         NAME OF COMPANY                         2)  NAME OF DIRECTOR

           AMVESCAP PLC                                MICHAEL J. CEMO
 ...............................................................................
3)         Please state whether                    4)  Name of the registered
           notification indicates                      holder(s) and, if more
           that it is in respect                       than one holder, the
           of holding of the                           number of shares held
           Director named in 2                         by each of them. (If
           above or holding of                         notified).
           that person's spouse
           or children under the
           age of 18 or in respect
           of a non-beneficial interest.

           NOTIFICATION IS IN RESPECT
           OF THE DIRECTOR NAMED IN                    AS 2
           2 ABOVE.
 ...............................................................................
5)         Please state whether notification       6)  Please state the nature
           relates to a person(s) connected            of the transaction and
           with the Director named                     the nature and extent of
           in 2 above and identify                     the directors interest
           the connected person(s).                    in the transaction.

           AS 3 ABOVE
                                                       SALE OF SHARES
 ...............................................................................
7)         Number of shares/amount                 8)     (  .%)
           of stock acquired                           of issued Class

                  -

9)         Number of shares/amount                10)     (0.03%)
           of stock disposed                           of issued Class

                 200,000
 ...............................................................................
11)        Class of security                      12)  Price per share

           ORDINARY SHARES                             (pound)14.805
 ...............................................................................
13)        Date of transaction                    14)  Date company informed

           25 OCTOBER 2000                             26 OCTOBER 2000
 ...............................................................................

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15)        Total holding following                16)  Total percentage holding
           this notification                           of issued class following
                                                       this notification

           7,247,389                                   1.04%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)        Date of grant                          18)  Period during which or
                                                       date on which exercisable

               -                                                 -
 ...............................................................................
19)        Total amount paid (if any)             20)  Description of shares or
           for grant of the option                     debentures involved:
                                                       class, number

               -                                                 -
 ...............................................................................
21)        Exercise price (if fixed               22)  Total number of shares or
           at time of grant) or                        debentures over which
           indication that price is                    options held following
           to be fixed at time of                      this notification
           exercise

               -                                                 -
 ...............................................................................
23)        Any additional information             24)  Name of contact and tele-
                                                       phone number for queries

               -                                       ANGELA TULLY
                                                       020 7454 3652
 ...............................................................................
25)        Name and signature of                       ANGELA TULLY
           authorised company                          AMVESCAP PLC
           official responsible                        ASSISTANT COMPANY
           for making this                             SECRETARY
           notification

           Date of Notification  26 OCTOBER 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  26 October, 2000                  By  /s/ ANGELA TULLY
      ----------------                      --------------------------
                                                   (Signature)

                                             Angela Tully
                                             Assistant Company Secretary